August 10, 2016

Re:	Madyson Equity Group, LP (the "Company")
Draft Offering Statement on Form 1-A Submitted April 22, 2016 CIK No. 0001672461

Dear Ms. McManus,

Please see the answer to your comments below.

General

1.

We note your response to comment 1. However, it does not appear that your revised disclosure complies with the requirements of Industry Guide 5. Please provide the disclosure required by Industry Guide 5 or tell us why such disclosure is not appropriate.

We have provided a tax opinion and a more comprehensive with the prior performance table that reads as follows:

Property		Sponsor	Bedrooms/Baths	Square Footage		Profit/Loss	Internal Rate of Return
Real Estate Holdings:
Majestic Drive	Single Family	MCM	3 bed, 2 Bath	3029	$321,920(Purchase) $338,950(Sale)	$17,950.00	5.60%
Alicia Point	Town Home	MCM	1 bed, 1 Bath	900	$116,000.00	$7,050.00	6.20%
Denton Grove	Town Home	M CM	2 Bed, 2 Bath	1125	$160,000.00	$9,700.00	6.10%
Julynn Road	Multi Family	M CM	4 Bed, 4 Bath	3074	$310,000.00	$38,750.00	12.50%

Real Estate Investments:			Value:	Profit/(Loss)	Internal Rate of Return
	REIT Stock	EPR Properties	$1,120,680.00	$216,540.00	23.90%
	REIT Stock	Realty Income	$1,478,500.00	$394,000.00	36.30%
	REIT Stock	LTC Properties	$421,300.00	$12,217.00	2.90%
	REIT Stock	Gladstone	$455,400.00	$30,511.00	6.70%
	REIT Stock	LPT Properties	$380,000.00	$16,340.00	4.30%
	REIT Stock	W.P . Carey Inc	$988,975.00	$63,212.50	6.80%
	REIT Stock	Wheeler	$88,500.00	$1,150.00	1.30%

The table above represents the offerings that the Company's Manager has been involved in in recent history.

 38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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Investment History and Background

The philosophy of Madyson Capital Management (MCM) is to purchase income producing Real Estate utilizing a disciplined long term approach. The goal of MCM is to pay solid steady yields to investors i n the form of Dividends while offering an attractive alternative to the volatility of other asset classes for investors.

Started in 2011, Joseph Ryan, CEO/CFO, has been investing in income producing Real Estate with an offering for investors. M r. Ryan and his team at MCM, apply a consistent disciplined approach to their process and have made several refinements along the way.

MCM, looks for sol id value utilizing a set of criteria they have developed internally. Factors include, but are not l limited to, location, purchase price, comparable properties in the area, risk assessment, Tax information, Demand in the area, Cap Rates, Net Operating Income and Financing considerations.

If a property meets the investment committee criteria, it will be considered for offering and acquisition. Mr. Ryan has an extensive and well versed background in Real Estate. He started his career in Real Estate 1985 working in Property Mainte-nance and his daily duties involved many facets including visual ly i inspecting, maintaining, and responding to tenants for upkeep and repair, handling tenant issues and complaints. Mr. Ryan worked alongside licensed contractors, handled most repair and upgrades for properties and developed a strong understanding of the cost and labor involved in being a landlord. This approach allowed him to learn best practices of the day to day operation of Real Estate ownership.

Starting in 1989 to today, Mr. Ryan has worked in Real Estate Management for various firms and including his own. Mr. Ryan has managed real estate off and on for the last 27 years in different capacities. In 2011, he started his own Real Estate offering and has a staff of professionals working alongside of him at Madyson.

As an accountant for several years, Mr. Ryan has also seen the potential tax breaks and passive income possibilities real estate ownership can provide. It is for these reasons he believed in starting his offering as a diversification tool and alternative to investors.

 38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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Mr. Ryan also uses his acumen from Real Estate to identify and find value in Real Estate utilizing REIT offerings available to investors. Mr. Ryan looks for solid steady dividend returns, track record of dividends, low share price volatility, and utilizes share price risk mitigation by Dollar Cost Averaging and Investing over time to spread out volatility.

Utilizing this approach, Mr. Ryan and Madyson has maintained solid yields to investors over the last 5 years.

Investment Policies of Company, page 24

2.

We note your response to comment 6 and reissue in part. Please state the company's policy as to the amount or percentage of assets which will be invested in any specific investment. Refer to Item 13(a)(6) of Form S-11.

We added the following sentence:

We do not intend to invest more than 25% of Company assets into any single real estate asset upon full capitalization of the Company.

Executive Compensation, page 44

3.

We note your revised disclosure in response to comment 12. However, your disclosure is still inconsistent. On pages 22, 37, and 38 you disclose a 65% distribution to the limited partners and a 35% distribution to the general partner. Meanwhile, your disclosure on pages 44 and 45 indicates that the distribution to the general partner will be 65%. Please revise or advise.

This should have been 35% and has been revised.

Certain Relationships and Related Party Transactions, page 45

4.

Please tell us why you are not able to provide an estimate of the asset management fee based on the maximum number of shares sold in this offering. Please also clarify whether the asset management fee is an annual fee.

We have updated the Asset Management Fee discussion to read as follows:

 38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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1/12th of 1.05% of the total amount the Company invests. The total amount of fees that the General Partner may receive cannot be determined at this time. This could be as little as $8,515 (annually) or as much as $493,080 (annually.) This fee may be paid monthly.

We also updated the Use of Proceeds table to reflect this fee properly broken out as a separate line item.

Plan of Distribution, page 17

5.

You state that "[t]he Company, subject to Rule 256 of the 33 Act and corresponding state regulations, is permitted to generally solicit investors by using advertising mediums such as print, radio, TV, and the Internet." Please revise to reference Rule 255 and clarify that after qualification, you will offer the securities as permitted by Rule 251(d)(1)(iii).

Please also advise as to which marketing materials will be printed advertisements or sales materials that will be accompanied with or preceded by a final offering circular in accordance with Rule 251(d)(1)(iii). Also note that testing the waters materials under Rule 255 must be filed with the Commission in accordance with Item 17, paragraph 13, of Form 1-A. We may have further comments.

We currently do not have any marketing or advertising materials created or contemplated.

 38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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We have updated to correctly reference 255.

We have added the following paragraph:

We will offer the securities as permitted by Rule 251 (d)(1)(iii) whereby offers may be made after this Offering has been qualified, but any written offers must be accompanied with or preceded by the most recent offering circular filed with the Commission for the Offering.

Exhibit 12

6.

Please revise to state whether purchasers of the securities will have any obligation to make payments to the registrant or its creditors (other than the purchase price for the securities) or contributions to the registrant or its creditors solely by reason of the purchasers' ownership of the securities. See Staff Legal Bulletin No. 19, Section II.B.1.b.

The following paragraph has been added:

The Limited Partners, upon purchase, will have no obligation to make payments to the Company or its creditors (other than the purchase price for the securities) or contributions to the Company or its creditors solely by reason of the purchasers Limited Partner's ownership of the Limited Partnership Interests.

Thank you.

Sincerely,

/j/

Jillian Sidoti

Securities Counsel for the Company

 38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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